EXHIBIT 99.14

CONSENT OF LARRY SMITH
TO BEING NAMED AS A QUALIFIED PERSON

March 30, 2007

I hereby consent to being named and identified as a “qualified person” in the annual report on Form 40-F of Kinross Gold Corporation through the incorporation into the 40-F of Kinross’ Annual Information Form for the year ended December 31, 2006 (the “AIF”) and to the inclusion of my consent to be named in the AIF as an exhibit to the Form 40-F.

I also hereby consent to the incorporation by reference of the information contained in the annual report on Form 40-F, including the AIF, into the Registration Statements on Form S-8 (Registration Statement Nos. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

Sincerely,

/s/ Larry Smith
Larry Smith, R. Geo